SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F     X       Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes              No     X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.)

CNH GLOBAL N.V.

Form 6-K for the month of March, 2005

Table of Contents:

1.	News Release dated March 17, 2005 “CNH and UAW Reach Proposed Settlement Agreement”.

2.	News Release dated March 19, 2005 “CNH Workers to Return Following Ratification of Settlement Agreement by UAW Members”.

News Release

CNH and UAW Reach Proposed Settlement Agreement

For more information contact:

Richard L. Nelson External Communications (1) 847 955 3939

Lake Forest, Illinois (March 17, 2005) CNH America LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), today announced that the company and the United Auto Workers have reached a proposed settlement agreement affecting approximately 650 workers in Burlington, Iowa, Racine, Wisconsin and two other locations.

CNH presented the agreement to the UAW Wednesday evening, and the union has agreed to take the company’s proposal to its membership for a ratification vote this weekend.

“We are glad that we have this proposed agreement with the UAW and look forward to a positive ratification vote this weekend so our employees can return to work,” said Tom Graham, CNH lead negotiator.

Further details about the proposed agreement will not be released until the UAW presents the proposal to its members.

###

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■   CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com  ■

News Release

CNH Workers to Return Following Ratification of Settlement Agreement by UAW Members

For more information contact:

Richard L. Nelson External Communications (1) 847 955 3939

Lake Forest, Illinois (March 19, 2005) CNH America LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), announced that approximately 650 CNH employees represented by the United Auto Workers (UAW) will return to work following ratification of a settlement agreement today.

“We are pleased that our UAW-represented employees ratified the contract and are returning to work,” said Tom Graham, CNH lead negotiator. “We believe the agreement is good for the company, our employees, our dealers and the communities in which we do business.”

The UAW notified CNH of the positive ratification vote Saturday afternoon. Most UAW-represented employees are expected to be back at work Monday morning, and in any case no later than the end of the day Tuesday. Supervisors are contacting workers to let them know when to return.

The agreement affects CNH employees in Burlington, Iowa; Racine, Wisconsin; Burr Ridge, Illinois; and St. Paul, Minnesota.

###

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by nearly 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■   CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com   ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Giovanni B. Ravina
Giovanni B. Ravina
Senior Vice President, Human Resources

March 19, 2005